EXHIBIT 12.1

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

AMERICAN EXPRESS CREDIT CORPORATION

	Years Ended December 31,
(Dollars in Millions)	2012	2011	2010	2009	2008
Earnings:
Net income	$339	$397	$348	$362	$ 864
Income tax (benefit) provision	(51)	(48)	(24)	8	132
Interest expense including interest expense to affiliates	749	707	598	629	1,618

Total earnings (a)	$1,037	$1,056	$922	$999	$ 2,614

Fixed charges – interest expense including interest expense to affiliates (b)	$749	$707	$598	$629	$ 1,618

Ratio of earnings to fixed charges (a/b)	1.38	1.49	1.54	1.59	1.62

Interest expense does not include interest on liabilities recorded under GAAP governing accounting for uncertainty in income taxes as Credco’s policy is to classify such interest in the income tax provision in the Consolidated Statements of Income.

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